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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Milacron Holdings Corp.

3010 Disney Street

Cincinnati, Ohio 45209

Attention: Hugh C. O’Donnell

June 10, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Milacron Holdings Corp.
Registration Statement on Form S-1, as amended
File No. 333-203231

Dear Ms. Ravitz:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-203231) (the “Registration Statement”) of Milacron Holdings Corp., a Delaware corporation (the “Company”).

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company confidentially advises the Staff that the Company currently estimates a preliminary price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share. Please note that the foregoing per share amounts, and the other per share amounts set forth in this letter, do not reflect the impact of an anticipated [*] for 1 stock split, but do give effect to the Company’s payment of an approximately $145 million dividend in May 2015. The Company expects to include the Price Range, as adjusted for the anticipated stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. After giving effect to the stock split, the Price Range included in the preliminary prospectus will be a $2 range. We are providing this information to you supplementally to facilitate your review process.

The Price Range has been estimated based, in part, upon current market conditions and input received from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC (the “Lead Underwriters”), including discussions that took place on June 5, 2015 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During those discussions, the parties considered quantitative factors, as well as qualitative factors, such as the valuations of recently completed public offerings, the current valuations of public companies similar to the Company, similarities and differences between the Company and those companies, and recent market conditions.

As disclosed in the Registration Statement, the Board of Directors of the Company determined that estimated fair value of the Company’s common stock was $1,000 per share for stock options granted in 2014 and on January 1, 2015. The Company respectfully submits to the Staff that the increase in value between the estimated Price Range compared to the most recent estimated fair value determination is reasonable. The difference between the most recent estimated fair value determination and the midpoint of the estimated Price Range can be attributed to the following factors that occurred in 2015 and were taken into consideration in the determination of the estimated Price Range:

•	Recent margin expansion: After finalizing its strategic plan in the fourth quarter of 2014, the Company started to implement several cost saving initiatives in early 2015 to drive margin improvement. Beginning in late 2014 and in Q1 2015, the Company began to see the margin expansion resulting from these initiatives. During the first quarter of 2015, the Company’s Adjusted EBITDA margin was 15.9% (compared to 15.5% in the first quarter of 2014) and preliminarily Adjusted EBITDA margin for the second quarter of 2015 is expected to be more than [*]% (compared to 14% in the second quarter of 2014). As further explained in the Registration Statement, these initiatives are expected to drive margin growth over the next three years, bringing the Company’s margins more in line with the Industrial Technology peer group.

•	Organic growth: Additionally, the Company achieved strong organic revenue growth in the 4th quarter of 2014 and the 1st quarter of 2015. Excluding the impact of unfavorable foreign currency translation effects, sales increased by 6.4% in the quarter ended March 31, 2015 as compared to the quarter ended March 31, 2014, following 5.2% growth in the fourth quarter of 2014 as compared to the prior year period. Management expects revenue to [*] in the quarter ended June 30, 2015 without giving effect to the negative impact of currency effects. The current and expected growth rates compare favorably to many of the Company’s publicly traded peers over this period.

•	Reduced discount to peer trading comparables and shift in comparables set: During the historical period, the Company, along with its external valuation advisors, have compared Milacron to an Industrial Machinery comp set for valuation purposes. This comp set currently trades at an average of [*]x and [*]x LTM and 2016E EBITDA, respectively. With the Company’s organic growth and steady margin improvement beginning in the fourth quarter of 2014, the Lead Underwriters believe Milacron is better aligned to an Industrial Technology comp set which trades at an average of [*]x and [*]x LTM and 2016E EBITDA respectively. While we will not be assured of Milacron’s valuation until the initial public offering prices, this shift in peer group, as well as the Company’s improved financial results over the past 6 months, drive the expected increase in Milacron’s equity valuation as reflected in the Price Range.

•	Marketability discount/assumed success of IPO: The estimated Price Range represents a future price for shares of common stock that, if issued in the offering, will be immediately freely tradable in a public market. In contrast, the fair values of the common stock as of the option grant dates represent determinations of the fair value of the common stock that was then illiquid, might never become liquid due to uncertainty of a potential IPO and, even if an IPO was successfully completed, would remain illiquid at least until the expiration of the 180-day lock up period following the IPO. In addition, the estimated Price Range is based on a single outcome that is not probability weighted—a successful IPO in the near-term—and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at a differing valuation or that the Company continues as a private, stand-alone entity. Among other things, successful completion of an IPO and the use of proceeds therefrom would strengthen the Company’s balance sheet (bringing leverage in line with public company comparables and therefore removing any discount for leverage in the Company’s valuation), and provide the Company with access to the public company debt and equity markets and a “currency” of publicly tradable securities to enable the Company to continue to execute its growth strategy.

Based on the foregoing facts and analyses, the Company respectfully submits that the pricing of its recent stock option grants is reasonable.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8849 or Alexander D. Lynch at (212) 310-8971.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel

cc:	Hugh C. O’Donnell, Milacron Holdings Corp.
cc:	Marc D. Jaffe, Latham and Watkins LLP
cc:	Ian D. Schuman, Latham and Watkins LLP